UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF THE 198TH MEETING OF THE BOARD OF

DIRECTORS HELD ON MARCH 12, 2012

1.  DATE, TIME AND PLACE: On the twelfth day (12th) of the month of March 2012, at 5:00 p.m., the meeting was held via telephone conference, pursuant to Paragraph 1 of Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 3 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5.  AGENDA: Review, discuss and deliberate on the following matters: (i)  To approve the proposal for the total compensation of the Management  and members of the Fiscal Council to be submitted to the General Shareholders Meeting of the Company, (ii)  To recommend a favorable vote approving proposals for the total compensation of the Management  to be submitted to the General Shareholders Meeting and/or the Meeting of Partners of subsidiaries CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Rio Grande Energia S.A. (“RGE”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos LTDA. (“CPFL Atende”), Chumpitaz Serviços S.A. (“Chumpitaz”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”) and CPFL Total Serviços Administrativos Ltda. (“CPFL Total” and, together with the others, "the Subsidiaries"), (iii)  To ratify, pursuant to Article 256 of Law 6,404/76, the acquisition of all shares representing the capital of Jantus SL, by the subsidiary CPFL Comercialização Brasil S.A. ("CPFL Brasil"), and subsequently transferred to the subsidiary CPFL Renováveis S.A. ("CPFL Renováveis"); (iv)  To ratify the contracting of Apsis Consultoria Empresarial Ltda. ("Apsis") a limited liability company, with head offices at Rua da Assembleia 35, 12th floor, Centro, city of Rio de Janeiro, State of Rio de Janeiro, CNPJ/MF No. 27.281.922/0001-70 to proceed with the preparation of the Appraisal Report  of the shareholders’ equity at market prices of Jantus SL ("Report"), for verification purposes of withdrawal rights of shareholders under Article 256 of Law 6,404/76; (v)  To approve the Report, prepared by Apsis, based on the financial situation of Jantus SL on November 30, 2011, according to Article 256 of Law 6,404/76; and (vi)  To approve the convening of the Company’s Ordinary and Extraordinary General Shareholders Meetings.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

6. SUBJECT DISCUSSED AND RESOLUTION TAKEN:

The reading of the Agenda, already known to all present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After consideration of the matters on the Agenda, the Board resolved, by unanimous vote and without any restrictions:

(i)     To approve proposals for total compensation of the Management  and members of the Fiscal Council for the period of May/2012 to April/2013, respectively in the amounts of up to R$ 15,728,268.49 (fifteen million, seven hundred twenty-eight thousand, two hundred sixty-eight reais and forty nine centavos) and R$ 735,824.49 (seven hundred thirty-five thousand,  eight hundred and twenty-four reais and forty nine centavos), which will be submitted to the Company's General Shareholders Meeting, recording that they were previously examined by the Personnel  Management Committee;

(ii)    To recommend a favorable vote for the approval of proposals for total compensation of the Management  for the period of May/2012 to April/2013, in the amount of R$ 22,732,025.02 (twenty-two million, seven hundred thirty-two thousand,  twenty-five reais and two centavos), to the Company's representatives to the respective General Shareholders Meetings and/or Meetings of the Partners of Subsidiaries, which were previously examined by the Personnel  Management Committee;

(iii)   To approve the proposal for ratification of the acquisition of all shares representing the capital of Jantus SL, as the Agreement for the Sale and Purchase of Jantus SL, concluded on April 7, 2011, by CPFL Brasil, and ceded to CPFL Renováveis on September 21, 2011, to be submitted for deliberation at the Extraordinary General Shareholders Meeting, pursuant to Article 256 of Law 6,404/76. The Board of Directors hereby records that the acquisition of Jantus SL was approved at its 173rd Meeting on March 29, 2011;

(iv)   To ratify the contracting of the specialized company Apsis Consultoria Empresarial Ltda.("Apsis"), to undertake the preparation of the Appraisal Report  of the shareholders’  equity at Market prices  of Jantus SL, with base date of November 30, 2011 ("Report"), for verification purposes of withdrawal rights of the Company's shareholders, pursuant to the provisions in item II of Article 256 of Law No. 6,404/76;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(v)   To approve the Report  of Jantus SL, prepared by Apsis, based on the financial situation at November 30, 2011, for purposes of determining the values referred to in item II of Article 256 of Law No. 6,404/76, recording that the relationship between the purchase price per share and shareholders’ equity value per share at market prices reached a ratio of 1.018 times, therefore not triggering withdrawal rights to shareholders who may dissent from the decision of the General Shareholders Meeting that will ratify the acquisition of Jantus SL, which was submitted to the Fiscal Council; and

(vi)  To approve, in conformance with Arts. 124 and 132 of Law 6,404/76 and Article 17, item  "d" of the Bylaws, the convening of the Company’s Ordinary and Extraordinary General Shareholders Meetings, for April 12.

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Claudio Palaia
Renê Sanda	Carlos Alberto Cardoso Moreira
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretária

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.